UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 30 September 2026: Dealings in securities by directors and prescribed officers of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 6.77 to 6.85 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by directors and prescribed officers of Sasol Limited and directors of its major subsidiaries.

Subject to Sasol's Minimum Shareholding Requirement (MSR) policy, participants had the option to retain all vested shares; sell sufficient vested shares to cover the tax liability and retain the balance thereof; or, to receive the net after tax amount.

The persons below have transacted in securities awarded and accepted in 2021 in terms of the rules of the LTI Plan. The vesting includes the second and final tranche of the 2021 award as well as the restricted LTI award made to EVPs in 2021.

The dealings are set out below.

Transaction date:	28 September 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)**[1]	**Total value of transaction (ZAR)**
S Baloyi[2]	Sasol Limited: Director	2 348	231,0000	542 388
W P Bruns[2]	Sasol Limited: Director	1 989	231,0000	459 459
M Loonat[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	2 251	231,0000	519 981

1. Closing price of 25 September 2026.
2. Second tranche of 2021 award which vested at the achievement of corporate performance targets (CPT) set for the performance period which ended in 2024.

Transaction date:	28 September 2026
Class of securities:	Sasol American Depositary Receipts (ADR), each representing one Sasol ordinary share
Issue price per share:	USD 0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (USD)**[1]	**Total value of transaction (USD)**

C Herrmann[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	3 434	14,0300	48 179

1. Closing price of 25 September 2026.
2. Second tranche of 2021 award which vested at the achievement of corporate performance targets (CPT) set for the performance period which ended in 2024.

Transaction date:	28 September 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)[1]	Total value of transaction (ZAR)
S Baloyi[2,4]	Sasol Limited: Director	2 123	231,7130	491 927
W P Bruns[2,4]	Sasol Limited: Director	1 798	231,7130	416 620
V D Kahla[2,5]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	8 742	231,7130	2 025 635
V D Kahla[3,5]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	12 898	231,7130	2 988 634
M R Laxa[2]	Sasol South Africa Limited: Director	5 255	231,7130	1 217 652
M Loonat[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	2 036	231,7130	471 768
D C Moloi[2]	Sasol Oil (Pty) Limited: Director	3 544	231,7130	821 191
N G Nndwammbi[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	4 394	231,7130	1 018 147

1. Average selling price per share is based on transactions effected by the Company on 28 September 2026. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all participants, based on the outcome of the bulk sale.
2. Second tranche of 2021 award which vested at the achievement of corporate performance targets (CPT) set for the period which ended in 2024.
3. Restricted LTI award to EVPs which were subject to a five-year vesting period.
4. In terms of the MSR policy, directors and prescribed officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.
5. MSR achieved.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
28 September 2026	233,2600	229,8600	231,7130

Transaction date:	28 September 2026
Class of securities:	Sasol American Depositary Receipts (ADR), each representing one Sasol ordinary share
Issue price per share:	USD 0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (USD)[1]	Total value of transaction (USD)
C Herrmann[2,3]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	3 300	14,0895	46,495

1. Average selling price per share is based on transactions effected by the Company on 28 September 2026. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all participants, based on the outcome of the bulk sale.
2. Second tranche of 2021 award which vested at the achievement of corporate performance targets (CPT) set for the period which ended in 2024.
3. In terms of the MSR policy, directors and prescribed officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (USD)	Lowest price (USD)	Volume Weighted Average Price (USD)
28 September 2026	14,1400	14,0300	14,0895

In terms of paragraph 6.83 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

30 September 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary